SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                                  (Amendment No __)

                             MALAN REALTY INVESTORS, INC.
                                   (Name of Issuer)


                                     Common Stock
                            (Title of Class of Securities)


                                     561063-10-8
                                    (CUSIP Number)


            Check the  following box  if a  fee is  being  paid with  this
            statement  [X].   (A  fee is  not required  only  if the  filing
            person:    (1) has  a  previous  statement  on file  reporting
            beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued on following pages(s))

                                     SCHEDULE 13G

          CUSIP NO.   561063-10-8
          -----------------------------------------------------------------
          1)   Name of Reporting Person                   Smith Barney Inc.
               S.S. or I.R.S Identification                      13-1912900
               No. of Above Person

          -----------------------------------------------------------------

          2)   Check the Appropriate Box               (a)
               if a Member of a Group                  -----------------
               (See Instructions)                      (b)
                                                       -----------------

          -----------------------------------------------------------------

          3)   SEC Use Only

          -----------------------------------------------------------------

          4)   Citizenship or Place of Organization                Delaware

          -----------------------------------------------------------------

          Number of Shares    (5)  Sole Voting Power                      0
          Beneficially Owned  (6)  Shared Voting Power           588,235(a)
          by Each Reporting   (7)  Sole Dispositive Power                 0
          Person with         (8)  Shared Dispositive Power      588,235(a)

          -----------------------------------------------------------------

          9)   Aggregate Amount Beneficially
               Owned by Each Reporting Person                    588,235(a)

          -----------------------------------------------------------------

          10)  Check if the Aggregate Amount
               in Row 9 Excludes Certain
               Shares (See Instructions)

          -----------------------------------------------------------------

          11)  Percent of Class Represented
               by Amount in Row 9                                  13.5%(a)

          -----------------------------------------------------------------

          12)  Type of Reporting Person                                  BD
               (See Instructions)

          -----------------------------------------------------------------

               (a)Assumes conversion of certain debentures.

                                     SCHEDULE 13G

          CUSIP NO.   561063-10-8
          -----------------------------------------------------------------

          1)   Name of Reporting Person          Smith Barney Holdings Inc.
               S.S. or I.R.S Identification                      06-1274088
               No. of Above Person

          -----------------------------------------------------------------

          2)   Check the Appropriate Box               (a)
               if a Member of a Group                  -----------------
               (See Instructions)                      (b)
                                                       -----------------

          -----------------------------------------------------------------

          3)   SEC Use Only

          -----------------------------------------------------------------

          4)   Citizenship or Place of Organization                Delaware

          -----------------------------------------------------------------

          Number of Shares    (5)  Sole Voting Power                      0
          Beneficially Owned  (6)  Shared Voting Power           588,235(b)
          by Each Reporting   (7)  Sole Dispositive Power                 0
          Person with         (8)  Shared Dispositive Power      588,235(b)

          -----------------------------------------------------------------

          9)   Aggregate Amount Beneficially
               Owned by Each Reporting Person                    588,235(b)

          -----------------------------------------------------------------

          10)  Check if the Aggregate Amount
               in Row 9 Excludes Certain
               Shares (See Instructions)

          -----------------------------------------------------------------

          11)  Percent of Class Represented
               by Amount in Row 9                                  13.5%(b)

          -----------------------------------------------------------------

          12)  Type of Reporting Person                                  CO
               (See Instructions)

          -----------------------------------------------------------------

               (b)Assumes conversion of certain debentures.

                                     SCHEDULE 13G

          CUSIP NO.   561063-10-8

          -----------------------------------------------------------------

          1)   Name of Reporting Person                  The Travelers Inc.
               S.S. or I.R.S Identification                      52-1568099
               No. of Above Person

          -----------------------------------------------------------------

          2)   Check the Appropriate Box               (a)
               if a Member of a Group                  ---------------
               (See Instructions)                      (b)
                                                       ---------------

          -----------------------------------------------------------------

          3)   SEC Use Only

          -----------------------------------------------------------------

          4)   Citizenship or Place of Organization                Delaware

          -----------------------------------------------------------------

          Number of Shares    (5)  Sole Voting Power                      0
          Beneficially Owned  (6)  Shared Voting Power           588,235(c)
          by Each Reporting   (7)  Sole Dispositive Power                 0
          Person with         (8)  Shared Dispositive Power      588,235(c)

          -----------------------------------------------------------------

          9)   Aggregate Amount Beneficially
               Owned by Each Reporting Person                    588,235(c)

          -----------------------------------------------------------------

          10)  Check if the Aggregate Amount
               in Row 9 Excludes Certain
               Shares (See Instructions)

          -----------------------------------------------------------------

          11)  Percent of Class Represented
               by Amount in Row 9                                  13.5%(c)

          -----------------------------------------------------------------

          12)  Type of Reporting Person                                  HC
               (See Instructions)

          -----------------------------------------------------------------


               (c)Assumes conversion of certain debentures.

          Item 1(a) Name of Issuer:

               Malan Realty Investors, Inc.


          Item 1(b) Address of Issuer's Principal Executive Offices:

               30200 Telegraph Road, Suite 105
               Birmingham, Michigan 48025-4503


          Item 2(a) Names of Persons Filing:

               Smith Barney Inc. ("SB")

               Smith Barney Holdings Inc. ("SB Holdings")

               The Travelers Inc.  ("TRV")


          Item 2(b) Address  of  Principal  Business Office  or,  if  none,
                    Residence:

               The address of the principal business office of each of SB and SB Holdings is:

               1345 Avenue of the Americas
               New York, NY  10105

               The address of the principal business office of TRV is:

                65 East 55th Street
                New York, NY  10022


          Item 2(c) Citizenship:

               SB, SB Holdings and TRV are Delaware corporations.


          Item 2(d) Title of Class of Securities:

               Common Stock


          Item 2(e) CUSIP Number:

               561063-10-8

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (a)  [ X ]  Broker or Dealer registered under Sec. 15 of
                                the Act

                    (b)  [   ]  Bank as defined in Sec. 3(a)(6) of the Act

                    (c)  [   ]  Insurance Company as defined in Sec. 3(a)(19)
                                of the Act

                    (d)  [   ]  Investment Company registered under Sec. 8 of
                                the Investment Company Act

                    (e)  [   ]  Investment Adviser registered under Sec. 203
                                of the Investment Advisers Act of 1940

                    (f)  [   ]  Employee Benefit Plan, Pension Fund which
                                is subject to the provisions of the
                                Employee Retirement Income Security Act of
                                1974 or Endowment Fund; see
                                Sec. 240.13d-1(b)(1)(ii)(F)

                    (g)  [ X ]  Parent Holding Company, in accordance with
                                Sec. 240.13d-1(b)(ii)(G)  (Note: See Item 7)

                    (h)  [   ]  Group, in accordance with Sec.
                                240.13d-1(b)(1)(ii)(H)


          Item 4. Ownership (as of July 31, 1994)

                    (a)  Amount Beneficially Owned:  See Item 9 of cover pages

                    (b)  Percent of Class:  See Item 11 of cover pages

                    (c)  Number of shares as to which such person has:

                         (i)  sole power to vote or to direct the vote

                         (ii)  shared power to vote or to direct the vote

                         (iii) sole power to dispose or to direct the disposition of

                         (iv) shared power to dispose or to direct the disposition of

                    See Items 5-8 of cover pages

          Item 5. Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following [    ].


          Item 6.  Ownership of More than Five Percent on Behalf of Another
                   Person

               Not Applicable.


          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               SB Holdings is the sole common stockholder of SB, and TRV is the sole stockholder of SB Holdings.


          Item 8.  Identification and Classification of Members of the Group

               Not Applicable.


          Item 9.  Notice of Dissolution of Group

               Not Applicable.

          Item 10.  Certification

               By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: August 4, 1994


                             SMITH BARNEY INC.


                             By: /s/ A. George Saks
                                 --------------------
                               Name:  A. George Saks
                               Title:   Executive Vice President and Secretary


                            SMITH BARNEY HOLDINGS INC.


                            By: /s/ Mary Barnes Jenkins
                                ---------------------------
                               Name:  Mary Barnes Jenkins
                               Title:   Assistant Secretary



                            THE TRAVELERS INC.


                            By: /s/ Mary Barnes Jenkins
                                ---------------------------
                               Name:  Mary Barnes Jenkins
                               Title:   Assistant Secretary

                            EXHIBIT INDEX TO SCHEDULE 13G
                            -----------------------------



          EXHIBIT 1
          ---------

          Agreement among SB, SB Holdings
          and TRV as to joint filing of
          Schedule 13G


          EXHIBIT 2
          ---------

          Disclaimer of beneficial ownership by
          SB Holdings and TRV